Exhibit 99.1 Corporate Communications

CNH Industrial announces the closing of its notes offering of Euro 500,000,000 guaranteed 1.625% notes due July 2029

London, July 3, 2019

Today CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) settled its offering of Euro 500,000,000 in principal amount of 1.625% notes due July 3, 2029, with an issue price of 98.926% of the principal amount, which was priced on June 26, 2019.

The notes have been issued by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., under the Euro Medium Term Note Programme guaranteed by CNH Industrial N.V. CNH Industrial Finance Europe S.A. intends to use the net proceeds from the offering for its general corporate purposes.

The notes have been admitted to listing on the Irish Stock Exchange.

MiFID II professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

The notes are only being offered and sold outside the United States to institutional investors that are not “U.S. persons” (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) and have not been and will not be registered under the Securities Act or any other securities laws. The notes may not be offered or sold in the United States or to or for the account or benefit of “U.S. persons” absent registration under the Securities Act or an applicable exemption from the registration requirements thereof.

This press release shall not constitute an offer to sell or an offer of financial products or securities, nor shall there be any sale of these notes, in the United States or any state or jurisdiction in which such an offer or sale would be unlawful. No action has been or will be taken to permit a public offering of the notes in any jurisdiction.

The offering of the notes has not been cleared by the Commissione Nazionale per le Societá e la Borsa (CONSOB), pursuant to Italian securities legislation. Accordingly, the notes have not been and will not be offered, sold or delivered in Italy in a solicitation to the public (sollecitazione all’investimento), and the notes may only be offered, sold or delivered in Italy in compliance with applicable laws and regulations.

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

In the Netherlands, this press release is directed only to qualified investors within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts: Corporate Communications Email: mediarelations@cnhind.com Investor Relations Email: investor.relations@cnhind.com